Exhibit 99.2

BORR DRILLING LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS SEPTEMBER 27, 2019

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Borr Drilling Limited (the “Company”) will be held on September 27, 2019 at 9:30 a.m. at Rosewood Tucker’s Point, 60 Tucker’s Point Drive, Hamilton Parish HS 02, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2018.

To consider the following Company proposals:

1.	To set the maximum number of Directors to be not more than seven.

2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.

3.	To re-elect Tor Olav Trøim as a Director of the Company.

4.	To re-elect Jan Ake Ingmar Rask as a Director of the Company.

5.	To re-elect Patrick Arnold Henk Schorn as a Director of the Company.

6.	To re-elect Alexandra Kate Blankenship as a Director of the Company.

7.	To re-elect Georgina E. Sousa as a Director of the Company.

8.	To elect Pål Kibsgaard as a Director of the Company.

9.
To approve the increase of the Company’s authorized share capital from US$6,250,000 divided into 125,000,000 common shares of US$0.05 par value each to US$6,875,000 divided into 137,500,000 common shares of US$0.05 par value each by the authorization of an additional 12,500,000 common shares of US$0.05 par value each.

10.
To amend the Company’s Bye-laws in order to ensure conformity with revisions to the Bermuda Companies Act 1981, as amended, and to update the Bye-laws governing General meetings, Delegation of the Board’s powers and Proceedings of the Board.

11.	To appoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration.

12.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2019.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: August 21, 2019

Notes:

1.
The Board of Directors has fixed the close of business on August 20, 2019, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.
4.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON SEPTEMBER 27, 2019.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2018 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements are available on our website at www.borrdrilling.com. Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or send an e-mail to: ir@borrdrilling.com.

COMPANY PROPOSALS

PROPOSALS 1 & 2 – MAXIMUM NUMBER OF DIRECTORS AND VACANCIES IN THE NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 98, that the maximum number of Directors is seven. It is further proposed, in accordance with Bye-law 98, that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit. Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

PROPOSALS 3, 4, 5, 6, 7 and 8 – ELECTION OF DIRECTORS

The Board has nominated the six persons listed below for selection as Directors of the Company. Tor Olav Trøim, Jan Ake Ingmar Rask, Patrick Arnold Henk Schorn, Alexandra Kate Blankenship and Georgina E. Sousa are all presently members of the Board of Directors. The Board of Directors has put forward Pål Kibsgaard for election. Mr. Rask, Mr. Schorn, Mrs Blankenship and Mr. Kibsgaard meet the independence standards for directors established by the New York Stock Exchange.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

Nominees For Election To The Company's Board of Directors

Information concerning the nominees for selection as Directors of the Company is set forth below:

Name	Age	Director since	Position with the Company

Tor Olav Trøim	56	2016	Chairman of the Board and Director

Jan Ake Ingmar Rask	64	2017	Director, Governance and Nomination Committee Member

Patrick Arnold Henk Schorn	51	2018	Director, Compensation and Benefits Committee Member

Alexandra Kate Blankenship	54	2019	Director, Audit Committee Member and Compensation and Benefits Committee Member

Georgina E. Sousa	69	2019	Director and Company Secretary

Pål Kibsgaard	52

Tor Olav Trøim has served as Chairman of the Board since 2017 and as a director of the Company since 2016. Mr. Trøim is Founder and Partner of Magni Partners UK and holds controlling interests in Magni Partners Bermuda. Mr. Trøim served as Vice-President and a director of Seadrill Limited between 2005 and 2014. Additionally, between 1995 and 2014 he also served as a director of a number of related public companies including Seadrill Partners LLC., Frontline Ltd., Golden Ocean Group Limited, Archer Limited, Independent Tankers Corporation Limited, Marine Harvest and Aktiv Kapital ASA. Mr. Trøim was a director of Seatankers Management, Cyprus from 1995 until September 2014. Mr. Trøim currently serves as a director and Chairman of the Board of Golar LNG Limited (“Golar”), having previously served as a director and vice-president of that company from its incorporation in May 2001 until October 2009, after which time he served as a director and Chairman of Golar’s listed subsidiary, Golar LNG Energy Limited. He also serves as a director in Stolt Nielsen Limited and Valerenga Football Club. Mr. Trøim graduated with a M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim is a Norwegian citizen and a resident of the UK.

Jan Ake Ingmar Rask has served as a director of the Company since August 2017. Mr. Rask has worked in the shipping and oil services industries for approximately 30 years. He possesses particular knowledge and experience in the offshore drilling industry and experience in finance, chartering and operations. Mr. Rask has held a number of executive positions including President, CEO and director of TODCO, Managing Director, Acquisitions and Special Projects of Pride International, President, CEO and a director of Marine Drilling Companies and President and CEO of Arethusa (Off-Shore) Limited. Mr. Rask holds a BA from Stockholm School of Economics and Business Administration. He is a US citizen.

Patrick Schorn has served as a director of the Company since September 2018. He currently serves as the Executive Vice- President of New Ventures for Schlumberger Limited. Prior to his current role, Mr. Schorn held various global management positions including President of Operations for Schlumberger Limited, President Production Group, President of Well Services, President of Completions and GeoMarket Manager Russia. Mr. Schorn began his career with Schlumberger in 1991 as a Stimulation Engineer in Europe and held various management and engineering positions in France, United States, Russia, US Gulf of Mexico and Latin America. Mr. Schorn holds a Bachelor Science degree in Oil and Gas Technology from the University “Noorder Haaks” in Den Helder, the Netherlands.

Alexandra Kate Blankenship has served as a director of the Company since February 27, 2019. Mrs. Blankenship is a Member of the Institute of Chartered Accountants in England and Wales and graduated from the University of Birmingham with a Bachelor of Commerce in 1986. Mrs. Blankenship joined Frontline Ltd., in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Among other positions, she has served on the board of numerous companies, including as director and audit committee chairperson of North Atlantic Drilling Ltd., from 2011 to 2018, Archer Limited from 2007 to 2018, Golden Ocean Group Limited from 2004 to 2018, Frontline Ltd., from August 2003 to 2018, Avance Gas Holding Limited from 2013 to 2018, Ship Finance International Limited from October 2003 to 2018, Golar LNG Limited from 2003 to 2015, Golar LNG Partners LP from 2007 to 2015, Seadrill Limited from 2005 to 2018 and Seadrill Partners LLC from 2012 to 2018. Mrs. Blankenship has served as a Director of Cool Company Ltd., since December 2018 and of 2020 Bulkers Ltd., since February 2019. Mrs. Blankenship is a UK Citizen and resides in the UK.

Georgina Sousa was appointed as Secretary of the Company on May 14, 2019. She is currently a director and the secretary of 2020 Bulkers Ltd. and Borr Drilling Ltd. Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018. She previously served as a director of Frontline from April 2013 until December 2018, Ship Finance International Limited from May 2015 until September 2016, North Atlantic Drilling Ltd. from September 2013 until June 2018, Sevan Drilling Limited from August 2016 until June 2018, Northern Drilling Ltd. from March 2017 until December 2018 and FLEX LNG LTD. from June 2017 until December 2018. Ms. Sousa also served as a Director of Seadrill Limited from November 2015 until July 2018, Knightsbridge Shipping Limited (the predecessor of Golden Ocean Group Limited) from 2005 until 2015 and Golar LNG Limited from 2013 until 2015. Ms. Sousa served as Secretary for all of the abovementioned companies at various times during the period between 2005 and 2018. She served as secretary of Archer Limited from 2011 until December 2018 and Seadrill Partners LLC from 2012 until 2017. Until January 2007, she was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. Ms. Sousa is a UK citizen and resides in Bermuda.

Pål Kibsgaard is nominated for appointment as a director of the Company. Mr. Kibsgaard has, through his 27 years of experience, a deep knowledge of the oil and gas industry. He has held a variety of global senior management positions at Schlumberger Limited, including Chairman and CEO, COO, President of the Reservoir Characterization Group, vice-president of engineering, manufacturing and sustaining and vice-president of human resources. Earlier in his Schlumberger career, Mr. Kibsgaard was geomarket manager for the Caspian region after holding various field positions in sales, marketing and customer support. He is a petroleum engineer with a master’s degree from the Norwegian Institute of Technology. Mr. Kibsgaard is currently chief operating officer of Katerra, a construction technology company located in California and has served as a director of Katerra for the past three years.

PROPOSAL 9 – TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

The authorised share capital of the Company is US$6,125,000 consisting of 125,000,000 common shares, par value US$0.05 each of which 106,528,065 common shares are in issue. The Company has approximately 10.5 million authorised common shares reserved for issuance in connection with its Convertible Bond and the balance of its authorised and unissued shares reserved for issuance in connection with share options granted pursuant to the Company’s Stock Option Plan. The Company therefore does not have any authorised but unissued share capital available. At the Meeting the Board will ask the Shareholders to approve the increase of the Company’s authorised share capital from US$6,125,000 divided into 125,000,000 common shares of US$0.05 par value each to US$6,875,000 divided into 137,500,000 common shares of US$0.05 par value each by the authorisation of an additional 12,500,000 common shares of US$0.05 par value each. The increase will result in authorised share capital of US$6,875,000 comprising 137,500,000 common shares of US$0.05 per value each.

PROPOSAL 10 – TO AMEND THE COMPANY’S BYE-LAWS

At the Meeting, the Board will ask the Shareholders to approve amending the Company’s Bye-Laws to ensure their conformity with changes to the Bermuda Companies Act 1981, as amended, and to update the bye-laws governing General meetings, Delegation of the Board’s powers and Proceedings of the Board. In addition, it is proposed to delete certain obsolete definitions. The numbering in the Bye-laws will also be changed to reflect the proposed amendments.

The complete text of the Bye-laws of the Company as adopted on August 25, 2017, is available on our website at www.borrdrilling.com. For full texts of the proposed changes please see Appendix A to this Proxy Statement. Present text that is proposed to be deleted is shown in strikethrough and new proposed text is shown underlined and in bold.

PROPOSAL 11 –APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the appointment of PricewaterhouseCoopers of London, England as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services in 2018 were provided by PricewaterhouseCoopers AS included the examination of the consolidated financial statements of the Company and its subsidiaries. The change of auditors from PricewaterhouseCoopers AS to PricewaterhouseCoopers LLP is being proposed due to the transfer of certain management and accounting functions to the United Kingdom.

PROPOSAL 12– TO APPROVE DIRECTORS’ REMUNERATION

At the Meeting, the Board will ask that shareholders to approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2019. This proposal is in line with the total fees for the Board of Directors approved by shareholders for the year ended 2018 of US$800,000.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

August 21, 2019
Hamilton, Bermuda

Borr Drilling Limited (the “Company”)
Form of Proxy for use at Annual General Meeting to be held on September 27, 2019.

I/We ______________________________________________________________________________

Of________________________________________________________________________________

being (a) holder(s) of ________________________ Ordinary Shares of US$0.05 each of the above-named

Company on the record date of August 20, 2019 hereby appoint the duly appointed Chairman of the meeting or _______________________ to act as my/our proxy at the Annual General Meeting of the Company to be held on September 27, 2019 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals		For	Against	Abstain
1.	To set the maximum number of Directors to be not more than seven
2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.
3.	To re-elect Tor Olav Trøim as a Director of the Company.
4.	To re-elect Jan Ake Ingmar Rask as a Director of the Company.
5.	To re-elect Patrick Arnold Henk Schorn as a Director of the Company.
6.	To re-elect Alexandra Kate Blankenship as a Director of the Company.
7.	To re-elect Georgina E. Sousa as a Director of the Company.
8.	To elect Pål Kibsgaard as a Director of the Company.
9.	To approve the increase of the Company’s authorized share capital.
10.	To approve amending the Company’s Bye-laws.
11.	To appoint PricewaterhouseCoopers LLP as auditors and to authorise the Directors to determine their remuneration.
12.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2019.

Date	Signature

Notes:

1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

DNB Bank ASA
Registrars Department
PO Box 1600 Sentrum
0021 Oslo, Norway

Or via e-mail to: vote@dnb.no